SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

   Certification and Notice of Termination of Registration under Section 12(g)
      of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                      Commission File Number 1-3571


                          LONG ISLAND LIGHTING COMPANY
                          ----------------------------
             (Exact name of registrant as specified in its charter)


     333 Earle Ovington Blvd., Suite 403, Uniondale, New York (516) 222-7700
     -----------------------------------------------------------------------
          (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)


                      Common stock, par value $5 per share
                      ------------------------------------
            (Title of each class of securities covered by this Form)

    Debentures:

       7.30%  Series  1999      7.05%  Series Due 2003     8.90% Series Due 2019
       7.30%  Series  2000      7.00%  Series Due 2004     9.00% Series Due 2022
       6.25%  Series  2001      7.125%  Series Due 2005    8.20% Series Due 2023
                                7.50% Series Due 2007
    ----------------------------------------------------------------------------
           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)     [X]              Rule 12h-3(b)(1)(ii)   [   ]
      Rule 12g-4(a)(1)(ii)    [   ]            Rule 12h-3(b)(2)(i)    [   ]
      Rule 12g-4(a)(2)(i)     [   ]            Rule 12h-3(b)(2)(ii)   [   ]
      Rule 12g-4(a)(2)(ii)    [   ]            Rule 15d-6             [   ]
      Rule 12h-3(b)(1)(i)     [   ]

Approximate  number of holders of record as of the certification or notice date:
78, 314 as of March 31, 1998
----------------------------

    Pursuant to the requirements of the Securities Exchange Act of 1934 Long Island Lighting Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE: June 12, 1998                         BY:/s/ David Warren
                                               --------------------------------
                                            Name:  David Warren
                                            Title: Chief Financial Officer
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